Mail Stop 3561

July 5, 2007

Via U.S. Mail

James P. Dolan
Chairman, President and Chief Executive Officer
Dolan Media Company
706 Second Avenue South, Suite 1200
Minneapolis, MN 55402

Re: Dolan Media Company
Amendment no. 2 to Registration Statement on Form S-1
Filed June 29, 2007
File No. 333-142372

Dear Mr. Dolan,

    We have reviewed your responses to the comments in our letter dated June 20, 2007 and have the following additional comments.

MD&A
Valuation of Our Company Equity Securities, page 40

1. We note that the non-cash interest expense for the change in the fair value of your mandatorily redeemable preferred stock during 2006 and the first quarter of 2007 of $26.5 million and $29.4 million respectively, as discussed on page 40 of MD&A do not agree to the amounts reflected in Note 7 to your financial statements of $20.2 million and $37.2 million, respectively. Please reconcile and revise these disclosures.

Note 7. Common and Preferred Stock, page F-25

2. We note your response to prior comment number 18 in which you explain the methods and significant assumptions that were used to calculate the company's enterprise value as well as the value of the company's common shares at December 31, 2005 and 2004. However, based on your response, we are unclear as to how the company determined the redemption value of preferred stock reflected in its computations of the company's common equity values. Please explain why the

redemption values of $86,871 and $91,971 at December 31, 2004 and 2005, respectively, as reflected in your computations, do not agree to the amounts reflected in the Company's consolidated financial statements at these dates of $69,645 and 79,740, respectively. We may have further comment upon receipt of your response.

3. Also, based on your response to prior comment number 18, please expand your discussion on pages 40 through 42 of MD&A to include a discussion of the methods and significant assumptions used to value the Company's equity securities during 2004 and 2005. This discussion should include disclosure of the discount rates, growth rates, marketability discounts, etc. that were used in valuing your equity securities during each of these periods.

4. Also, in your MD&A, please explain in detail the factors responsible for the significant increase in the value of the Company's common shares from $0.025 per common share in the third quarter of 2004 to $5.00 per common share at December 31, 2005 as noted in your response to our prior comment 18. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.

Other

5. Reference is made to prior comment numbers 9 and 22 as included in our letter dated May 23, 2007, and prior comment numbers 9, 24, 25, 26 and 27 as included in our letter dated June 20, 2007, in which you indicate that changes responsive to our comments will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we require substantial additional review of your registration statement once the requested disclosures are provided and we may have further comment upon our review of your revised disclosures.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Adam R. Klein, Esq.
Katten Muchin Rosenman LLP
via facsimile: (312) 577-8739